Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

NuScale Power Signs Memorandum of Understanding with GS Energy, Doosan, and Samsung to Explore Small Modular Reactor Deployment

This agreement with South Korean-based investors demonstrates the group’s continued commitment to the near-term deployment of NuScale’s small modular reactor (SMR) technology

PORTLAND, Ore. – NuScale Power LLC announced today it has signed a Memorandum of Understanding (MOU) with its partners, Samsung C&T Corporation (“Samsung”), Doosan Enerbility Co., Ltd. (“Doosan”), and GS Energy Corporation (“GS Energy”) to explore the deployment of NuScale’s VOYGR™ power plants. This announcement is a critical next step in bringing NuScale’s clean energy solution to Asia.

This MOU builds upon a series of investments made by the three companies (Doosan, GS Energy, and Samsung) starting in 2019, and then again in June and July of 2021. As part of the MOU, the industry leaders will explore jointly studying, planning, and developing deployment of VOYGR power plants in specific locations where mutually agreed.

“Today marks a significant milestone as we work to provide future customers with zero-carbon, reliable, and affordable energy from NuScale’s SMRs,” said John Hopkins, NuScale President and Chief Executive Officer. “With the help of our valued investors, NuScale will launch the global community into a clean energy future within the next decade.”

Along with financial support, Doosan, Samsung and GS Energy will lend their respective expertise to NuScale Power in areas such as component manufacturing, prior nuclear construction experience, and power plant operation. Doosan is a world-renowned nuclear pressure vessel manufacturer, Samsung is a trusted nuclear power plant contractor, and GS Energy brings more than 20 years of expertise as a power plant operator.

“I believe that the world today is in dire need of SMR deployment to respond to the global climate crisis and to reach net-zero,” said Yongsoo Huh, GS Energy President and Chief Executive Officer. “NuScale is the leader of SMR with unparalleled level of maturity in technology and design, and the Korean partners also bring their own excellence in the fields of manufacturing, construction, and operations of power plants.”

“This MOU will serve as a cornerstone of expanding SMR business in cooperation between NuScale and Korean strategic investors, and I expect the cooperation between Korea and the United States in the nuclear business will be strengthened through this MOU.” Said Kiyong Na, Chief Executive Officer of Doosan Enerbility Nuclear Business Group. “I believe that such cooperation in nuclear business will promote the global SMR industry and contribute to supplying clean energy stably.”

“With this MOU, it is expected that there will be great progress in SMR business development through stronger cooperation between NuScale and Korean strategic investors”, said Byungsoo Lee, Vice President of Samsung C&T. “I think SMRs will play an important role to respond the demand of carbon-free and climate change”

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About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe, pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) plants and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with more than 70 years supporting nuclear projects.

NuScale is headquartered in Portland, Ore. and has offices in Corvallis, Ore.; Rockville, Md.; Charlotte, N.C.; Richland, Wash.; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

On December 14, 2021, NuScale announced a definitive business combination agreement with Spring Valley Acquisition Corp. (Nasdaq: SV, SVSVW). Upon the closing of the business combination, NuScale will become publicly traded under the new ticker symbol “SMR.” Additional information about the transaction can be viewed here: https://www.nuscalepower.com/about-us/investors

About GS Energy

GS Energy Corporation is a diversified energy solution company with businesses in electric power, district heating, LNG, refining and upstream resources. GS Energy currently has a largest private power generation company in Korea with a total power generation capacity of 5.7GW.

To meet the climate challenge, GS Energy is increasingly shifting its focus to a decarbonized energy mix by building out capabilities in various forms of new technologies, including: small modular reactors, hydrogen production, electric vehicle charging.

GS Energy is headquartered in Seoul, Republic of Korea and has offices in San Mateo, CA, Abu Dhabi, UAE and Singapore. Visit GS Energy’s website.

About Doosan Enerbility Co., Ltd. (“Doosan”)

Doosan is a leading Engineering, Procurement and Construction (EPC) contractor offering a wide range of services ranging from the manufacturing of castings and forgings, power generation systems and desalination facilities to the construction of power plants.

Doosan maintains high quality standard based on the extensive experiences in manufacturing major components of nuclear power plants. Doosan has an integrated manufacturing facility in Changwon, Korea which is capable from raw material production to final assembly of nuclear components. Doosan has manufactured and supplied 34 Reactor Vessels & 124 Steam Generators globally.

About Samsung C&T’s Engineering & Construction Group

Samsung C&T’s Engineering & Construction Group has more than 40 years of engineering and construction experience operating throughout the world. The group focuses on the following key areas: commercial and residential buildings, civil infrastructure and plant construction. Its landmark projects include Burj Khalifa - the world’s tallest building, the ongoing Riyadh Metro Project in Saudi Arabia, and the UAE’s 5,600MW Barakah Nuclear Power Plant Project.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results may differ materially as a result of a number of factors. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While NuScale may elect to update these forward-looking statements at some point in the future NuScale specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus and certain other related documents, which has been distributed to holders of Spring Valley’s Class A ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the proposed Business Combination and other matters as described in the proxy statement/prospectus. Spring Valley mailed a definitive proxy statement/prospectus to the Spring Valley shareholders as of the close of business on March 25, 2022, which is the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley shareholders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contacts

Diane Hughes, Vice President, Marketing & Communications, NuScale Power
dhughes@nuscalepower.com
(C) (503) 270-9329

Hwangchan Yoo, Team Leader, SMR Business Team, GS Energy

hyoo@gsenergy.co.kr

(C) +82-10-2466-5005

Jiho Jang, General Manager, Nuclear Sales & Marketing Team 2, Doosan Enerbility

jiho.jang@doosan.com

(C) +82-10-4842-5833

Suk Namgoung, General Manager, Nuclear Business Team, Samsung C&T

suk.namgoung@samsung.com

(C) +82-10-8996-2103

* * * * *

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. (NASDAQ: SV, SVSVW) is a special purpose acquisition company formed for the purpose of entering into a merger or similar business combination with one or more businesses or entities focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm with $1.2 billion of committed capital under management, which focuses on partnering with best-in-class management teams to invest in the North American energy and sustainability sectors.

About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with a 70-year history in commercial nuclear power. NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward-Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which has been mailed to Spring Valley’s shareholders as of the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the proxy statement/prospectus, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts regarding the proposed Business Combination

Spring Valley Acquisition Corp.:

www.sv-ac.com

Robert Kaplan

Investors@sv-ac.com

Investor inquiries:

Gary Dvorchak, The Blueshirt Group for NuScale

ir@nuscalepower.com

Media inquiries

Ryan Dean, NuScale
media@nuscalepower.com

Max Gross, Finsbury Glover Hering for NuScale
max.gross@fgh.com